September 15, 2006

Mark P. Shuman, Esq.
Branch Chief-Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sona Mobile Holdings Corp. Registration Statement on Form SB-2 Filed on August 3, 2006 File No. 333-136283

Dear Mr. Shuman:

This letter sets forth the responses of Sona Mobile Holdings Corp. (the ‘‘Company’’) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the ‘‘Staff’’) dated August 31, 2006, with respect to the above-referenced Registration Statement on Form SB-2 (the ‘‘Form SB-2’’). We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff’s related comment. In response to these comments, we have filed today with the SEC Amendment No. 1 to the Registration Statement on Form SB-2 (the ‘‘Amended SB-2’’).

Unless otherwise set forth herein, references to page numbers in response to the Staff’s comments refer to page numbers of the prospectus included in the Amended SB-2.

Form SB-2

1.	Revise your filing to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.

In response to the Staff’s comment, the Company has included financial statements as of and for the periods ended June 30, 2006 and related consent in the Amended SB-2.

Cover Page

2.	Please delete the reference to the possible receipt of proceeds form the unregistered exercise of warrants, as this information is not key to investors in the registered offering. We will not object to the disclosure regarding the warrant exercise that you provide in the prospectus summary.

The Company has deleted the reference to the possible receipt of proceeds from the unregistered exercise of warrants from the cover page of the Amended SB-2.

Selling Stockholders

3.	Please refer to comment 4 of our letter dated February 24, 2006 concerning a prior filing. Consistent with that comment, this section of your prospectus should describe the material transactions and relationships between Sona Mobile and each of the selling stockholders during the past three years. See Item 507 of Regulation S-B. The statement ‘‘[o]ther than our agreement with the selling stockholders to maintain the effectiveness of the registration statement of which this prospectus forms a part for five years, we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of their shares,’’ does not appear to describe prior material transactions and relationship, some of which were included in prior Forms S-3. The transactions whereby the shares to be resold were issued should be described in materially complete terms, and the participation by each listed holder in the transactions described should be clear. The warrants held by the selling shareholders or other rights to acquire stock from the company by them are contractual arrangements that should be described in materially complete terms. It is unclear whether all the warrants relating to shares being registered have the same terms. Additionally, the material terms of the registration rights agreement as well as any other agreements between the company and any of the selling shareholders should be provided.

In response to the Staff’s comment, the Company has revised the information appearing under ‘‘Selling Stockholders’’ on pages 54-58 of the Amended SB-2.

4.	Also refer to comment 5 of our letter dated February 24, 2006. The prospectus must disclose the names of the natural person(s) who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale. For example, disclose the natural persons with respect to Narragansett Offshore, Ltd., Heller Capital Investments, LLC and The Thundering Herd LLC. See interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

In response to the Staff’s comment, the Company has revised the Selling Stockholders table and related footnotes on pages 54-58 of the Amended SB-2.

5.	Provide disclosure responsive to comment 6 of our letter dated February 24, 2006. Please tell us whether any of the selling stockholders is a registered broker-dealer. Unless a registered broker-dealer that is a selling security stockholder acquired its shares as transaction-based compensation for investment banking services, revise the prospectus to name the broker-dealer as an underwriter. Please also advise that no selling stockholder is a registered broker-dealer and if not, disclose this in the prospectus and briefly describe the affiliation. If any selling stockholder is an affiliate of a registered broker-dealer, disclose whether it purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the sell had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company has added a statement at the end of the Selling Stockholders table on page 57 to address this comment. See also footnotes 1, 11, 12 and 13 to the table.

Plan of Distribution

6.	You indicate that the selling security holders may engage in short sales. Please confirm that you and the selling security holders are aware of our position on short sales. See interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual.

Please see the third full paragraph on page 60 of the Amended SB-2, which states: ‘‘The company has advised each selling stockholder that it may not use shares registered on this Registration Statement to cover short sales of common stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission.’’

Recent Sales of Unregistered Securities

7.	Please revise to describe the facts relied upon in reaching your conclusion that the exemption relied upon with respect to each transaction discussed in this section was available. See Item 701(d) of Regulation S-B.

In response to the Staff’s comment, Item 26 on page II-1 of the Amended SB-2 has been revised.

Undertakings

8.	Please revise your undertaking to include the second paragraph contained in Item 512(e) of Regulation S-B.

The Company’s undertaking on page II-4 has been revised in response to this comment.

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We have made additional conforming and updating changes to the Amended SB-2. All of these changes have been marked for your ease of reference.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6082.

Sincerely,
/s/ Heather R. Badami
Heather R. Badami

cc:	Adam Halper, Division of Corporation Finance Shawn Kreloff, Sona Mobile Holdings Corp. Eric Cohen, Esq., Bryan Cave LLP